PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 21, 2004
All amounts are expressed in US dollars, unless otherwise indicated.

RECORD GOLD PRODUCTION RESULTS IN
FOURTH CONSECUTIVE PROFITABLE QUARTER
Successful merger with Sequoia Minerals to
consolidate Niobec ownership

SECOND QUARTER HIGHLIGHTS

  60% increase in gold output to achieve record quarterly production of 193,000 ounces
  Major increase in cash flow from operating activities to $9.6 million
  Net earnings of $1.7 million
  Gold hedging reduced to 217,000 ounces; representing less than four months of actual production
  Successful purchase of remaining 50% interest of the Niobec mine

For the second quarter ended June 30, 2004, revenues totaled $78.3 million, compared to $43.3 million for the same period last year, representing an increase of 80%. Cambior reports net earnings of $1.7 million ($0.01 per share) and cash flow from operating activities of $9.6 million for the second quarter, compared to a net loss of $2.1 million ($0.01 per share) and cash flow of $1.7 million for the corresponding quarter in 2003. Adjusted cash flow1 from operating activities was $12.7 million compared to $4.7 million for the second quarter last year.

FIRST SIX MONTHS FINANCIAL RESULTS

Revenues for the first six months of 2004 totaled $138.3 million, up 56% from revenues of $88.6 million for the same period in 2003. For the first six months, Cambior reports net earnings of $9.0 million ($0.04 per share) and cash flow from operating activities of $17.4 million, compared to a net loss of $4.4 million ($0.03 per share) and cash flow of $2.2 million for the corresponding period in 2003. Adjusted cash flow1 was $23.5 million compared to $8.3 million for the corresponding period last year.

The successful start-up of commercial production at the Rosebel mine on February 11, 2004 has been the key driver behind the increase in revenues, cash flows and profitability for the quarter and the first half of the year.
_________________________
1 Adjusted cash flow is the cash flow from operating activities presented without the impact of deferred revenue from the delivery of gold on prepaid forward sales.

GOLD MARKET

The gold market maintained its strong 2004 performance, averaging $393 per ounce in the second quarter and $401 per ounce for the first half of the year compared to $347 per ounce and $350 per ounce during the corresponding periods in 2003.

In accordance with its stated objective to become hedge-free, the Company has reduced its forward sales commitment by 529,000 ounces, or 71%, since the beginning of 2004, including a reduction of 281,000 ounces in the second quarter of 2004. The remaining forward sales commitment of 217,000 ounces represents less than four months of actual production and 5% of the gold mineral reserves at December 31, 2003. This continued reduction of the forward gold sales commitments provides Cambior with greater exposure to increased gold prices.

The average accounting realized price in the second quarter of 2004 was $361 per ounce, ($312 per ounce in 2003) and $362 per ounce ($309 per ounce in 2003) for the first semester.

PRODUCTION HIGHLIGHTS

RECORD QUARTERLY GOLD PRODUCTION

Cambior produced 193,000 ounces of gold at a mine operating cost of $226 per ounce in the second quarter of 2004, compared to 120,500 ounces at $244 per ounce for the corresponding quarter in 2003. For the first six months of 2004, gold production was 344,500 ounces at a mine operating cost of $232 per ounce compared to 254,400 ounces for the same period last year at a cost of $248 per ounce. The increase in gold production and lower unit cost are due to the commencement of commercial production at the Rosebel mine on February 11, 2004.

ROSEBEL - BETTER THAN EXPECTED

The new Rosebel mine, which began commercial production during the first quarter, completed its first full quarter of operations with very good performance. During the second quarter, some 1.3 million tonnes were processed at an average grade of 2.0 g Au/t for production of 74,100 ounces, slightly higher than budgeted. Mining during the second quarter occurred in the Pay Caro and East Pay Caro pits located in the northern limb of the Rosebel concession. The unit cost was $160 per ounce, the lowest mine operating cost of all of Cambior's mines. Since the beginning of operations, mine ore production has shown a total gain of 17% in ounces compared to the mining reserves. Development drilling was initiated in the second quarter with a total of four diamond drills on site. Initial programs targeted both sectors within the designed pits and extensions for the Pay Caro, East Pay Caro and Royal Hill deposits. Results have been positive so far and updated geological models and mining reserves are expected by year-end.

The Company is studying optimization programs for the processing plant to increase the throughput capacity to 17,000 tonnes per day and 21,000 tonnes per day. Future plant expansion will be conditional on enhanced reserve development.

The Omai mine performed well again during the quarter to produce 67,000 ounces of gold at a mine operating cost of $225 per ounce, compared to 57,200 ounces of gold at $227 per ounce for the same period last year. The lower unit cost was achieved due to higher grade and mill throughput, and despite higher fuel cost. Mining in the Fennell pit will be completed by the end of August 2004. Mill feed for the following 12 months will come mostly from the low-grade ore stockpiles created during the initial years of production, which will result in lower gold production and higher mine operating costs.

For the second quarter of 2004, the Doyon division produced 42,800 ounces at a mine operating cost of $334 per ounce, compared to 56,500 ounces at $257 per ounce for the same period last year. The decline in production and the rise in operating costs were due to the temporary shutdown of the Mouska mine as a result of the deepening of the internal shaft, the strengthening of the Canadian dollar, and the postponement of the extraction of two high grade sectors at the Doyon mine, due to ground stability issues near these mining areas. The Company is currently rehabilitating the affected areas, and modifying the timing of the extraction of those reserves over the mine life; no mining reserves were lost. Higher gold production and lower unit cost are expected once rehabilitation is completed and mine plan adjustments are implemented.

The deepening of the internal shaft at the Mouska mine is progressing well and is on budget, nearly one month ahead of schedule. Given the excellent progress, it is expected that operations at the Mouska mine will resume in early October, earlier than originally anticipated. Once mining resumes at Mouska, the Doyon division will benefit from the milling of the high-grade Mouska ore.

Cambior's share of gold production from the Sleeping Giant mine amounted to 9,100 ounces at a mine operating cost of $260, compared to 6,800 ounces at $268 per ounce for the corresponding quarter last year. This higher gold production for the quarter, despite a slightly lower grade, is due to higher tonnage milled.

For the second quarter of 2004, Cambior's share of niobium sales from the Niobec mine totaled $6.9 million compared to $4.8 million in the corresponding period of 2003. Niobium sales were higher due to increased demand from the global steel industry. On July 2, 2004, Cambior acquired the remaining 50% interest in Niobec by completing the acquisition of Sequoia Minerals Inc. for a cash consideration of $41.5 million (Cdn $55.9 million) and the issuance of 2.2 million shares of Cambior valued at $6.3 million (Cdn $8.5 million). The consolidation of the Niobec operations allows Cambior to operate the mine and implement its continuous improvement program over time. The Niobec mine has been a stable cash flow generator for more than 25 years. Cambior is also pleased to report that the Niobec hourly and clerical employees ratified a four-year labour agreement in early July.

EXPLORATION AND BUSINESS DEVELOPMENT

Buoyed by the favorable results at Rosebel and the successful acquisition of the residual interest in the Niobec mine, the Company continues to aggressively pursue the growth of its reserve and resource base through its 2004 scheduled investment of $25 million in exploration and business development. To date, the Company has spent $12.7 million, including $3.9 million on grassroots exploration in Canada, the Guiana Shield and Peru.

Westwood - Canada

The fourth wedge from the main deep hole on the Westwood property was completed during the second quarter of 2004. The most significant results are: 12.4 g Au/t over 3.3 metres and 2.1 g Au/t over 10 metres in the North Corridor and, 2.0 g Au/t over 6.3 metres and 4.7 g Au/t over 4.2 meters in the Westwood horizon. The style of mineralization is very similar to the previous intercepts, with continuous zones of disseminated sulfides over several meters and large envelopes of anomalous and sub-economic gold intervals combined with short high-grade gold intersections. The detailed drilling results from this fourth wedge are attached to this press release. The qualified person for the Westwood property is indicated in the Quality Control section in the pages that follow.

The fifth and final wedge from hole 1158 is currently underway and should test the upper portion of the drilled area. The second surface hole (1159-03), started in the fourth quarter of 2003 to reach a vertical depth of nearly 2,000 metres, is almost complete and results are expected to be available in August.

Based on favourable drilling results obtained to-date on the Westwood project and its significant geological potential, the Company has initiated a 2.6 km exploration drift program from the 14th level of the Doyon mine towards the eastern edge of the Doyon property. This drift is progressing on schedule and the Company had completed approximately 360 metres of drifting at the end of the second quarter. As the drift progresses, the Company will establish drilling bases to carry out underground exploration drilling of favorable felsic volcanic unit.

OUTLOOK

Louis P. Gignac, President and Chief Executive Officer, stated: "Record gold production in the second quarter of 2004 resulted in our fourth consecutive profitable quarter and improving financial results. We are also pleased to have attained full ownership of the Niobec mine following the acquisition of Sequoia Minerals Inc. earlier this month. Earnings and cash flows should improve in the second half of the year due to the impact of this acquisition, which is an excellent complement to our gold operations. Given the excellent performance of the Rosebel mine and the anticipated early resumption of operations at the Mouska mine, we are on target to achieve our production forecast of 705,000 ounces of gold for 2004."

Consolidated Financial Statements

The consolidated financial statements and the Management's Discussion and Analysis (MD&A) along with explanatory notes for the second quarter are available in PDF format on Cambior's website at www.cambior.com or through the CCNMatthews website at www.ccnmatthews.com.

Reminder for the Second Quarter 2004 Results Conference Call

Cambior will host a conference call on July 21, 2004 at 4:00 p.m., local time, to discuss its second quarter results. Financial analysts are invited to participate in the call by dialling 1-800-470-5906 in North America. Outside of North America, please dial (416) 641-6452. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21201361. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

Quality Control

Westwood Property

Follow up on the drilling program was carried out by Cambior employees, under the supervision of Ms Marie-France Bugnon, Geologist, M.Sc., Manager, Exploration-Canada. Ms Bugnon is a qualified person (as defined by National Instrument 43-101), employed by Cambior for more than 7 years and with more than 25 years of experience in exploration. The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé, Québec. The samples were assayed by fire-assay followed by atomic absorption or gravimetry, according to industry standards. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were duplicated by the laboratory and verified by a second independent laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

A longitudinal section of Westwood is attached to this press release. If you did not receive it, you can download this figure with this press release from the Cambior website, www.cambior.com, or you can contact us at the number indicated at the end of this release.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that are recognized and mandated by Canadian Securities regulators but are not recognized by the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2003 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department, or on the SEDAR website at www.sedar.com.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the reduction of hedging, future commercial production, reserve and resource development, sales and financial results, production targets and timetables, results from the drilling programs, the evolution of mineral reserves, mine operating costs, capital expenditures, work programs and schedules, development plans, and exploration budgets, as well as the successful consolidation of the Niobec mine into Cambior's operating activities. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to drilling programs and the calculation of mineral reserves, requirement of additional financing or additional permits, authorizations or licenses, risks of hedging strategies, risks of delays in construction and production, possible difficulties related to the integration of the Niobec mine with other managed assets, and other risks referred to in Cambior's 2003 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information please contact:

CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations
Tel: (450) 677-2699
Toll Fee in North America: 1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2004-16

CAMBIOR INC.

HIGHLIGHTS
	Second Quarter		First Half
(unaudited)	ended June 30,		ended June 30,
All amounts in US dollars	2004	2003	2004	2003

RESULTS (in millions of $)
Revenues	78.3	43.3	138.3	88.6
Cash flow from operating activities	9.6	1.7	17.4	2.2
Adjusted cash flow from operating activities(1)	12.7	4.7	23.5	8.3
Net earnings (loss)	1.7	(2.1)	9.0	(4.4)
PER SHARE ($)
Net earnings (loss)	0.01	(0.01)	0.04	(0.03)
Basis weighted average number of common shares
outstanding (in millions)	241.8	170.9	241.4	167.5

GOLD
Number of ounces produced (000)	193	121	345	254
Number of ounces sold (000)	194	125	338	253
Average realized price ($ per ounce)	361	312	362	309
Average market price ($ per ounce)	393	347	401	350
Mine operating costs ($ per ounce)	226	244	232	248

				December 31,
FINANCIAL POSITION (in millions of $)			June 30, 2004	2003
Cash and short-term investments			59	95
Total assets			515	498
Total debt			68	64
Deferred revenue			18	24
Shareholders' equity			346	338

Cash flow from operating activities presented without the impact of deferred revenue.

	Second Quarter		First Half
GOLD PRODUCTION STATISTICS	ended June 30,		ended June 30,
(unaudited)	2004	2003	2004	2003
Rosebel (100%) (1)
Production (ounces)	74,100	-	101,400	-
Tonnage milled (t)	1,316,500	-	1,985,700	-
Grade milled (g Au/t)	2.0	-	1.86	-
Recovery (%)	93	-	92	-
Mine operating costs ($ per tonne milled)	9	-	8	-
Mine operating costs ($ per ounce)	160	-	161	-
Depreciation, depletion and amortization ($ per ounce)	84	-	73	-
Omai (100%)
Production (ounces)	67,000	57,200	139,000	131,600
Tonnage milled (t)	1,385,000	1,246,300	2,774,400	2,998,300
Grade milled (g Au/t)	1.61	1.54	1.67	1.50
Recovery (%)	93	93	93	91
Mine operating costs ($ per tonne milled)	11	10	11	10
Mine operating costs ($ per ounce)	225	227	216	235
Depreciation, depletion and amortization ($ per ounce)	37	36	38	36
Doyon Division (2)
Production (ounces)	42,800	56,500	86,300	108,300
Tonnage milled (t)
Underground mines	269,400	283,500	572,900	540,200
Pit and low grade stockpile	45,000	37,500	74,000	92,500
Total	314,400	321,000	646,900	632,700
Grade milled (g Au/t)
Underground mines	4.8	6.4	4.7	6.4
Pit and low grade stockpile	1.8	1.0	1.5	1.0
Average	4.4	5.8	4.3	5.6
Recovery (%)	96	95	96	95
Mine operating costs ($ per tonne milled)	45	45	44	45
Mine operating costs ($ per ounce)	334	257	330	264
Depreciation, depletion and amortization ($ per ounce)	89	73	88	70
Sleeping Giant (50%)
Production (ounces)	9,100	6,800	17,800	14,500
Tonnage milled (t)	25,300	17,900	49,000	38,200
Grade milled (g Au/t)	11.4	12.3	11.6	12.2
Recovery (%)	97	97	97	97
Mine operating costs ($ per tonne milled)	93	103	102	95
Mine operating costs ($ per ounce)	260	268	282	250
Depreciation, depletion and amortization ($ per ounce)	59	51	62	50
TOTAL GOLD PRODUCTION (ounces)	193,000	120,500	344,500	254,400
MINE OPERATING COSTS ($ per ounce)	226	244	232	248

(1) Commencement of production in February 2004.

(2) Includes the Doyon and Mouska mines. Production from Mouska is temporarily suspended since late December 2003 to allow shaft deepening. Production will resume in early October 2004.

GOLD PRODUCTION STATISTICS (continued)

	Second Quarter		First Half
CONSOLIDATED GOLD PRODUCTION COSTS	ended June 30,		ended June 30,
($ per ounce) (unaudited)	2004	2003	2004	2003
Direct mining costs	218	239	223	241
Deferred stripping costs	7	5	9	7
Refining and transportation	3	2	2	2
By-product credits	(2)	(2)	(2)	(2)
Mine operating costs	226	244	232	248
Royalties	11	9	12	10
Total operating costs	237	253	244	258
Depreciation, depletion and amortization	68	54	62	51
Restoration	-	4	2	4
Total production costs	305	311	308	313

APPENDIX I
Westwood Property Drilling Results

Significant Assay Results Au-Ag-Cu-Zn
(Drill hole 1158G-wedge # 4)

Interval	Length	Au	Ag	Cu	Zn
(m)	(m)	(g/t)	(g/t)	(%)	(%)	Geological Description
1,532.8 - 1,533.5	0.7	1.1	2.7	0.12%	0.77%	Qz-Cb veinlet of 6cm with 5-10% Py-Sp
1,581.0 - 1,581.8	0.8	1.3	2.7	0.18%		Qz-Cb-Cl veinlets and vein with 1-2% Cp
Beginning of North Corridor
1,753.2 - 1,754.2	1.0	2.6	9.4			Sericitized interval with 3-5% Py(-Cp)
1,757.5 - 1,758.5	1.0	4.0	2.5		0.43%	Semi-massive Py-Sp-Cp veinlet of 4cm, carbonated
1,762.0 - 1,763.0	2.9	1.2	4.7	0.14%		Mafic tuff ±altered, garnetized, 2-3% Py
1,764.4 - 1,764.9	0.5	5.8	5.5	0.20%		Qz-Cb-Cl vein of 7cm with 5-10% Py-Cp
1,779.85 - 1,790.0	10.15	1.4	3.5			Sericitized and mineralized horizon with 5-10% Py(-
including						Cp)
1,780.85 - 1,781.75	0.9	4.4	8.9	0.10%
1,835.6 - 1,841.0	5.4	12.4	10.3	0.30%		Sericitized and mineralized zone with Py-Po-Cp, cm
	(3.3 t.t.)					to dm bands of semi-massive and massive sulfides
1,844.0 - 1,848.5	4.5	2.4	2.5			Strongly biotized intermediate tuff, garnetized, 2-3%
1,859.5 - 1,876.0	16.5	2.1	1.9			Interval immediately north of the sheared mafic dyke
	(10.0 t.t.)
including
1,868.5 - 1,876.0	7.5	3.0	2.2
1,884.4 - 1,887.4	3.0	1.5	2.2			Interval immediately south of the sheared mafic dyke
End of North Corridor - Beginning of Westwood Horizon
1,961.1 - 1,967.0	5.9	0.4	4.0		0.34%	Massive bands of Py-Po-Sp-Cp
	(3.5 t.t.)
1,967.0 - 1,970.0	3.0	3.4	3.5			Strongly sericitized section, 5-10% disseminated Py
	(1.8 t.t.)
1,989.5 - 1,990.0	0.5	4.1	2.0	0.20%		Qz-Cl-Py-Cp veinlet
1,997.0 - 2,007.0	10.0	2.0	2.3			5-25% Py-Cp disseminated with Qz-Py(-Cp) veinlets
	(6.3 t.t.)
including
2,005.5 - 2,007.0	1.5	6.5	5.4
2,013.0 - 2,017.5	4.5	1.0	2.1			Semi-massive bands of Py(-Cp)
2,025.0 - 2,026.5	1.5	1.4	1.6			5-25% disseminated Py(-Cp)
2,028.0 - 2,034.8	6.8	4.7	3.6			Semi-massive and massive Py-Cp bands and veinlets
	(4.2 t.t.)
including
2,028.0 - 2,031.0	3.0	7.9	3.5
	(1.8 t.t.)
2,051.1 - 2,053.0	1.9	2.4	4.0	0.24%		10-20% disseminated Py(-Cp) and one Py-Cp veinlet

N.B.   This table lists only the results greater than 1 g Au/t.

           The lengths are generally the length of the core except where indicated as true thickness (t.t).

W
Doyon Mine
Westwood Zones
E
5000 m
Main Pit
Zone 2
Zone 1
Warrenmac Lens
Level 8
4500 m
2004
2005
2006
2007
"J" Zones Sector
Diabase Dyke
Doyon Property Limit
Planned Exploration Drift
Level 14
4000 m
End of June 04
Bousquet Fault
4.1 g Au/t / 5.0 m
1017-90
5.7 g Au/t / 5.5 m
1158H-04 (in progress)
6.0 g Au/t / 4.0 m
5.5 g Au/t / 5.2 m
12.4 g Au/t / 3.3 m
2.1 g Au/t / 10.0 m
1158-02
11.8 g Au/t / 3.5 m
34.3 g Au/t / 5.0 m
9.4 g Au/t / 2.4 m
Exploration Potential
2.0 g Au/t / 6.3 m
4.7 g Au/t / 4.2 m
1158A-02
1158B-03
8.1 g Au/t / 6.5 m
Target in 2004
1.5 g Au/t / 23.5 m
1158G-04
3.9 g Au/t / 4.1 m
12.1 g Au/t / 2.9 m
36.1 g Au/t / 0.6 m
1158C-03
10.9 g Au/t / 1.0 m
4.0 g Au/t / 2.8 m
1158EF-04
3000E
3500E
4000E
1.7 g Au/t / 22.0 m
5.3 g Au/t / 1.5 m
2.4 g Au/t / 6.9 m
5.2 g Au/t / 7.5 m
Planned Drilling Program 2004
North Corridor (Zones 1 & 2)
Westwood Horizon
0
250m
9.4 g Au/t / 1.5 m
44.9 g Au/t / 0.7 m
3000 m
4500E
1159-03 (in progress)
5500E
6000E

CAMBIOR INC.	12

CAMBIOR INC.

SECOND QUARTER 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis (MD&A) of the unaudited consolidated operating results and financial condition of Cambior Inc. ("Cambior" or the "Company") for the second quarter and first half of 2004 should be read in conjunction with the MD&A for the year ended December 31, 2003, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information included in the Company's Annual Report, and the quarterly unaudited financial statements and notes contained in this report. The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar, and all amounts in the following discussion are in US dollars unless otherwise noted. Certain notes to the unaudited consolidated financial statements are specifically referred to in this MD&A and such notes are incorporated by reference herein.

Caution concerning forward-looking statements

This MD&A contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, use of hedging and non-hedge derivative instruments, future commercial production, production targets, timetables, mine operating costs, capital expenditures, work programs, exploration budgets, mineral reserve and resource estimates and outlook. Forward-looking statements express, as at the date of this MD&A, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Company's Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well at the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX"). The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this MD&A.

CAMBIOR INC.	13

Cambior Inc.

During the second quarter of 2004, highlights included:

  Record gold production of 193,000 ounces
  Cash flow from operating activities of $9.6 million
  Net earnings of $1.7 million (1¢ per share)
  Reduction of hedge book by 281,000 ounces or 56% during the second quarter as part of hedge reduction program
  Approval of the merger transaction with Sequoia Minerals Inc. for the acquisition of the remaining 50% in the Niobec mine which became effective after the second quarter end, on July 2, 2004
  Successful negotiation with lenders of an amendment to its 2003 Credit facility regarding the reimbursement schedule delayed by nine months

CONSOLIDATED OPERATIONS

Benefiting from the Rosebel Gold mine start-up in February 2004, improved gold price environment and stronger niobium sales, Cambior generated net earnings of $1.7 million ($0.01 per share) during the second quarter of 2004 compared to a net loss of $2.1 million ($0.01 per share) in the second quarter of 2003.

During the first half of 2004, Cambior realized net earnings of $9.0 million ($0.04 per share) compared to a net loss of $4.4 million ($0.03 per share) in the first half of 2003. The improved profitability is due to the higher gold sales resulting from the commencement of operations at Rosebel and the recognition of future income tax assets in Suriname from previously recorded losses.

The table below summarizes the operating profit (loss) from mining operations and indicates the net earnings (loss) in accordance with Canadian GAAP:

	Second Quarter		First Half
	ended June 30,		ended June 30,
(in millions of $)	2004	2003	2004	2003
Revenues	78.3	43.3	138.3	88.6
Operating costs	49.6	35.2	92.2	71.3
Refining and transportation	0.8	0.5	1.4	1.0
Royalties	3.0	1.1	5.1	2.5
Mining operations	53.4	36.8	98.7	74.8
Depreciation, depletion and amortization	12.8	7.0	21.2	14.0
Total mine expenses	66.2	43.8	119.9	88.8
Operating profit (loss)	12.1	(0.5)	18.4	(0.2)
Net earnings (loss)	1.7	(2.1)	9.0	(4.4)

The improve performance from the mining operations is attributable to the strong performance at Rosebel and higher realized gold price. However, the temporarily higher operating costs and reduced gold production due to the temporarily shutdown of the Mouska mine as a result of the deepening of the internal shaft and to the extraction of two high grade sectors, due to ground stability issues near these mining areas at Doyon. The Company is currently rehabilitating the affected areas, and modifying the timing of extraction of those reserves over the mine life; no mining reserves were lost. Higher gold production and lower unit cost are expected once rehabilitation is completed and mine plan adjustments are implemented. These higher operating costs as well as higher royalty expenses and a stronger Canadian dollar, partially offsetted the gains from Rosebel.

CAMBIOR INC.	14

REVENUES

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2004	2003	2004	2003
Ounces of gold sold	194,200	124,600	338,300	252,900
Revenues (in millions of $)
Gold	70.0	38.1	122.6	76.9
Niobium	6.8	4.8	12.9	9.5
Investment and other income	1.5	0.4	2.8	2.2
Total	78.3	43.3	138.3	88.6

For the second quarter of 2004, revenues totalled $78.3 million compared to $43.3 million for the corresponding quarter of 2003. Gold sales totalled 194,200 ounces compared to 124,600 ounces sold during the corresponding period in 2003 due to the commencement of production at Rosebel during the first quarter of 2004.

During the second quarter of 2004, the realized price per ounce of gold sold amounted to $361 compared to $312 during the second quarter of 2003. The average market price per ounce of gold was $393 for the second quarter, versus $347 in the corresponding period of 2003. The lower realized price is due to cash losses on closed hedge positions during the period.

Niobium sales for the second quarter amounted to $6.8 million compared to $4.8 million in 2003 due to higher sales volume and an increase in realized price.

Investment and other income increased by $1.1 million mainly due to higher contract mining activities.

During the first half of 2004, revenues totalled $138.3 million compared to $88.6 million for the first half of 2003. Gold sales totalled 338,300 ounces compared to 252,900 ounces sold during the corresponding period in 2003 due to the commencement of production at Rosebel on February 11, 2004. The realized price per ounce of gold sold amounted to $362 compared to $309 per ounce in 2003. Niobium sales for the first half of 2004 amounted to $12.9 million compared to $9.5 million in 2003. Revenues also include investments and other income which increased in 2004 due to contract mining services partially offset by one-time gain on disposal of equipment in 2003.

CAMBIOR INC.	15

EXPENSES

Mine operating costs in the second quarter of 2004 totalled $53.4 million compared to $36.8 million incurred during the corresponding quarter of 2003 due to the commencement of production at Rosebel and a 3% increase in the Canadian dollar against the US dollar. In terms of unit costs, mine operating costs were $226 per ounce in the second quarter of 2004, lower than the $244 per ounce for 2003 due to the impact of lower mine operating costs at Rosebel compared to other operating mines.

During the first half of 2004, mine operating costs totalled $98.7 million, compared to $74.8 million incurred during the corresponding period of 2003 due to the commencement of production at Rosebel and the impact of the 8.0% increase in valuation of the Canadian currency against the US dollar, thereby increasing the operating expenses by approximately $3.7 million. The cost per ounce amounted to $232 compared to $248 in 2003 reflecting the impact of the Rosebel contribution to Cambior's consolidated gold output.

Gold production and unit mine operating costs were:

	Second Quarter ended June 30,				First Half ended June 30,
	2004		2003		2004		2003
		Mine		Mine		Mine		Mine
	Ounces	operating	Ounces	operating	Ounces	operating	Ounces	operating
	produced	costs	produced	costs	produced	costs	produced	costs
		($/ounce)		($/ounce)		($/ounce)		($/ounce)
Rosebel	74,100	160	-	-	101,400	161	-	-
Omai mine	67,000	225	57,200	227	139,000	216	131,600	235
Doyon Division	42,800	334	56,500	257	86,300	330	108,300	264
Sleeping Giant (50%)	9,100	260	6,800	268	17,800	282	14,500	250
	193,000	226	120,500	244	344,500	232	254,400	248

Depreciation, depletion and amortization amounted to $12.8 million for the second quarter of 2004 compared to $7.0 million in the corresponding quarter of 2003 and amounted to $21.2 million for the first half of 2004 compared to $14.0 million in the corresponding period of 2003 due to Rosebel.

Cambior continues to carry out an aggressive exploration and business development program with expenditures totaling $2.2 million during the second quarter of 2004 and $3.9 million for the year-to-date representing increases of 35.3% and 53.3% respectively over the corresponding period in 2003. The activities were focused mainly in Canada, Peru and French Guiana.

General and administrative expenses were $2.5 million during the second quarter of 2004 compared to $1.5 million during the second quarter of 2003, and amounted to $4.9 million during the first half of 2004 compared to $3.5 million in 2003. The increase results from a more active investor relations program, higher salary charges, and the impact of a stronger Canadian dollar.

CAMBIOR INC.	16

EXPENSES (continued)

Financial expenses in the first half of 2004 were $1.4 million compared to $1.6 million in the first half of 2003 due to the write-off of deferred financial charges of $1.1 million related to the 2001 credit facility in the first quarter of 2003 partially offset by higher debt in 2004. In addition, financial expenses of $0.4 million were capitalized on the Rosebel project during the first half of 2004 compared to $0.5 million in the first half of 2003.

In conjunction with the successful start-up at Rosebel in February 2004, management believes that it is more likely than not that it will realize the accumulated losses for tax purposes and the excess tax values over accounting values, therefore a tax benefit of $4.0 million was recognized in the first quarter. During the second quarter of 2004, a $3.0 million non-cash charge was recorded on the profits generated at the Rosebel operation, which was offset by a $0.9 million recovery of income and mining taxes related to the issuance of flow-through shares.

CHANGES IN ACCOUNTING POLICIES

In 2004, the Company adopted, retroactively, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Section 3110 "Accounting for asset retirement obligations" (see Notes 2 and 6 of the attached unaudited interim consolidated financial statements). The new recommendations require that the Company recognize the fair value of an estimated liability for the future cost of restoring the mining sites upon termination of operations, with a corresponding increase in the carrying value of the related long-lived assets. Expenses now include the amortization of the amount added to the asset and the accretion expense related to the discounted liability, which are non-cash adjustments. Comparative data were adjusted accordingly.

On January 1, 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments" (see Notes 2 and 10 of the attached unaudited interim consolidated financial statements), which now require that the fair value-based method be applied to awards granted to employees. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of five years. The stock-based compensation expense for the second quarter of 2004 was $0.4 million ($0.6 million for the first half of 2004). The Board of Directors has approved, on May 12, 2004, the granting of 1.7 million options at a price of Cdn $3.27 each in accordance with the terms of the stock-options plan for directors and key employees.

In March 2004, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 146, "Flow-through shares", identifying two issues as a result of varying practice which are the date of recognition of the future tax liability and the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. This pronouncement has resulted in the recognition of a future tax liability of $900,000 offset by a recognition of a corresponding amount of unrecognized tax losses previously incurred.

CAMBIOR INC.	17

REVENUE PROTECTION PROGRAM AND GOLD MARKET

In conjunction with its stated objective of eliminating its gold sales commitments, the Company has aggressively reduced its gold hedges by 71% or 529,000 ounces since the beginning of the year, with commitments now standing at 217,000 ounces representing less than four months production. This significant reduction has allowed Cambior to benefit from increase exposure to a favourable gold market which has average $393 per ounce during the second quarter and $401 per ounce during the six month period ending June 30, 2004.

The financial obligations related to the buy-backs have been included in accounts payable and long-term debt with an offset to deferred losses, and the cash outlays and losses will be recorded in accordance with the scheduled delivery dates. The outlays are scheduled as follows:

Current portion	$14.9 million
Long-term portion	4.6 million
Total obligations	$19.5 million

The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is based on the market price, rate of interest, gold lease rate and volatility. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method. Transactions for which any key component (price, delivery date, quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of such transactions is included in the Consolidated Statement of Operations. The fair value of the total gold delivery commitments, calculated at the gold price of $396 per ounce as at June 30, 2004 ($424 per ounce as at March 31, 2004) was a negative value of $19.5 million ($51.8 million as at March 31, 2004).

CAMBIOR INC.	18

REVENUE PROTECTION PROGRAM AND GOLD MARKET (continued)

The table below summarizes the mark-to-market valuations and their impact on earnings in the various periods:

	June 30,	March 31,	Dec. 31,	June 30,	March 31,	Dec. 31,
	2004	2004	2003	2003	2003	2002

Closing gold market price ($/oz)	396	424	417	346	335	343
(in millions of $)
Mark-to-market value of hedge
derivative instruments	(16.1)	(48.3)	(59.7)	(24.0)	(23.4)	(37.3)
Mark-to-market value of non-hedge
derivative instruments recognized on
the balance sheet	(3.4)	(3.5)	(7.8)	(4.9)	(4.7)	(6.4)
Estimated mark-to-market value -
Revenue protection program	(19.5)	(51.8)	(67.5)	(28.9)	(28.1)	(43.7)

	Second Quarter		First Half
	ended June 30,		ended June 30,
(in millions of $)	2004	2003	2004	2003
Impact on earnings of variation of the
mark-to-market value of non-hedge
derivative instruments
Mark-to-market value at the end of
period	(3.4)	(4.9)	(3.4)	(4.9)
Mark-to-market value at the beginning
of period	(3.5)	(4.7)	(7.8)	(6.4)
	0.1	(0.2)	4.4	1.5
Gains resulting from lease rate swap
contracts	-	1.0	-	1.0
Loss arising from the exercise of call
options sold and gold purchase
commitments	(2.1)	-	(3.8)	-
Non-hedge derivative gain (loss) (1)	(2.0)	0.8	0.6	2.5

(1) See Note 12 of the attached unaudited interim consolidated financial statements.

The negative $3.4 million mark-to-market value recognized on the balance sheet will fluctuate in accordance with market conditions for the price of gold, volatility, interest rates and expiry date of these instruments at each end of period.

CAMBIOR INC.	19

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED CASH FLOWS
Operating activities

For the second quarter of 2004, cash flows from operating activities were $9.6 million compared to $1.7 million for the same period in 2003. For the first half of 2004, cash flows from operating activities were $17.4 million compared to $2.2 million for the first half of 2003. The difference is mainly due to a higher operating profit, explained by the commencement of production at Rosebel, improve contribution from Niobec and a higher gold price.

Investing activities

Investment in property, plant and equipment for the second quarter of 2004 totalled $18.1 million compared to $23.7 million for the same period in 2003. Investments were principally for mining equipment for operations and development drilling at Rosebel ($4.1 million), underground development and exploration at the Doyon Division ($5.4 million) and exploration and development drilling and technical studies on the Camp Caiman project in French Guiana ($1.6 million).

To June 30, 2004, Cambior has invested in the completion of the Rosebel Project, the acquisition of mining equipment and underground development of its infrastructure, and on advance exploration projects. These oulays can be summarized as follows:

	Second Quarter		First Half
	ended June 30,		ended June 30,
(in millions of dollars)	2004	2003	2004	2003
Rosebel project	4.3	21.1	20.6	36.6
Advance exploration projects	4.2	2.0	8.8	4.6
Others	9.6	0.6	17.6	2.0
Total	18.1	23.7	47.0	43.2

Short-Term Investments

As part of its cash management strategy, the Company invests its excess cash resources in short-term deposits and commercial papers with maturities of in excess of 90 days. In accordance with accounting pronouncements, these are classified as short-term investments. As the investments matured, the proceeds of $8.0 million were added to the cash balance during the second quarter of 2004 ($66.8 million during the first half of 2004).

Investments

From time to time, the Company invests in marketable securities of other mining and exploration companies with a potential for capital appreciation. During the first half of 2004, net investments amounted to $8.1 million.

CAMBIOR INC.	20

Financing activities

During the first half of 2004, the Company issued $2.5 million in equity through private placements of flow through shares and the exercise of common shares options issued under its employee stock option plan. During the corresponding period in 2003, the Company had negotiated a new lending agreement to fund the development of the Rosebel project and the level of bank indebtedness increase by $8.8 million. The Company also issued $12.1 million in common shares following the exercise of common share purchase warrants in February 2003.

Cambior obtained the release of a $10.0 million held in a restricted cash account to fund potential cost overrun at the Rosebel project and a 9 month extended payment schedule for its credit facility. The new repayment schedule, which begins on March 31, 2005 instead of June 30, 2004, will be as follow:

  2004 - no reimbursement
  2005 - 4 quarterly payments of $4.5 million (totalling $18 million)
  2006 - 4 quarterly payments of $3.5 million (totalling $14 million)
  2007 - 4 quarterly payments of $3.5 million (totalling $14 million)
  2008 - 3 quarterly payments of $1.3 million. (totalling $4 million)

The revolving credit line of $10.0 million will become due on September 30, 2008 and was unutilized as at June 30, 2004.

Acquisition of Sequoia Minerals Inc.

On July 2, 2004, Cambior acquired Sequoia Minerals Inc. ("Sequoia"), thereby consolidating the ownership of the Niobec mine. Sequoia held a 50% interest in the Niobec mine and was the mine's operator. Cambior purchased this further 50% of the mine for $41.5 million (Cdn $55.9 million) in cash and issued 2.2 million of its shares valued at $6.3 million (Cdn $8.5 million). The acquisition allows Cambior to operate the mine and implement its productivity enhancement program with the objective to increase cash flow from operations. The Niobec operations provide Cambior with an excellent source of stable cash flow which are complementary to Cambior's gold operations.

The merger transaction closed on July 2, 2004 and will be reflected in the Company's consolidated financial statements of the third quarter of 2004.

CAMBIOR INC.	21

Acquisition of Sequoia Minerals Inc. (continued)

The transaction with Sequoia will be accounted as a business combination using the purchase method of accounting. The activities of Sequoia will be accounted for in the results of Cambior starting July 2, 2004. The preliminary value of the net assets acquired on July 2, 2004 is established as follows:

(In million of dollars)	($)

Assets acquired
Net working capital other than cash	8.9
Investments	0.2
Property, plant and equipment	51.1
Income tax credit receivable	0.1
Future income tax assets	5.0
65.3
Consideration
Cash	41.5
Assumption of bank debt	1.5
Assumption of long-term debt (1)	13.9
Assumption of debentures	1.0
Asset retirement obligations	0.6
Accrued benefit liabilities	0.5
Issuance of Cambior shares	6.3
65.3

(1) Cambior intends to reimburse the bank by year end.

CAMBIOR INC.	22

CONSOLIDATED BALANCE SHEETS

The Company's total assets amounted to $514.8 million at June 30, 2004, compared to restated total assets of $498.4 million at December 31, 2003. Property, plant and equipment totalled $366.1 million compared to a restated total of $355.0 million at December 31, 2003. The Company's working capital amounted to $48.7 million at June 30, 2004 compared to $59.3 million at December 31, 2003. The decrease is mainly due to the impact of financial obligations related to the closing of hedge position partially offset by increase in working capital caused by the Rosebel activities.

Cash and short-term investments of $59.0 million, were down by $36.2 million from the end of 2003 mainly due to investment in the completion of the Rosebel Project and advanced exploration projects.

The net cash (debt) position is as follows:

	June 30,	December 31,
(in millions of $)	2004	2003
Cash and short-term investments	59.0	95.2
Long-term debt	(68.2)	(64.2)
Net cash (debt)	(9.2)	31.0

Shareholders' equity totalled $346.3 million as at June 30, 2004, compared to the restated total of $338.3 million at the end of December 2003. The difference is mainly due to the net earnings for the first half of 2004 and issuance of capital stock.

NON-GAAP MEASURES

We have included a measure of adjusted cash flow from operating activities, because we believe that this information will help investors understand the level of the Company's operational cash flow from operating activities and assess its performance in 2004 compared to the prior year. These performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliation of this non-GAAP performance measure is as follows:

Reconciliation of adjusted cash flow from operating activities to GAAP cash flow from operating activities

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2004	2003	2004	2003
(in millions of dollars)	($)	($)	($)	($)
Cash flow from operating activities
(GAAP)	9.6	1.7	17.4	2.2
Plus :
Deferred revenue - Delivery of gold on
the prepaid forward	3.1	3.0	6.1	6.1
	12.7	4.7	23.5	8.3

CAMBIOR INC.	23

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, causing independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

This MD&A has been prepared as of July 20, 2004. Additional information on the Company is available through regular filings of press releases, quarterly financial statements and Annual Information Form on SEDAR (www.sedar.com).

Longueuil
July 20, 2004

CAMBIOR INC.	24

	Second Quarter		First Half
CONSOLIDATED OPERATIONS	ended June 30,		ended June 30,
(unaudited)	2004	2003	2004	2003
(in thousands of United States dollars, except for amounts per share)	$	$	$	$
REVENUES
Mining operations	78,157	43,308	137,800	87,291
Investment and other income	172	42	457	1,344
	78,329	43,350	138,257	88,635
EXPENSES
Mining operations	53,381	36,777	98,651	74,823
Depreciation, depletion and amortization	12,850	6,974	21,238	13,987
Exploration and business development	2,156	1,594	3,922	2,558
General and administrative	2,510	1,524	4,870	3,487
Financial expenses	845	21	1,436	1,555
Stock-based compensation cost (Note 10)	399	-	621	-
Loss (Gain) on foreign exchange	376	116	920	(237)
	72,517	47,006	131,658	96,173
Earnings (Loss) before the undernoted items	5,812	(3,656)	6,599	(7,538)
Non-hedge derivative gain (loss) (Note 12)	(1,957)	868	614	2,533
Income and mining taxes (Note 11)	(2,127)	661	1,800	569
Net earnings (loss)	1,728	(2,127)	9,013	(4,436)
Basic net earnings (loss) per share (in dollars) (Note 10)	0.01	(0.01)	0.04	(0.03)
Diluted net earnings (loss) per share (in dollars) (Note 10)	0.01	(0.01)	0.04	(0.03)
Basic weighted average number of common shares outstanding
(in thousands)	241,775	170,866	241,367	167,546
Diluted weighted average number of common shares outstanding
(in thousands) (Note 10)	244,836	170,866	244,351	167,546
CONSOLIDATED CONTRIBUTED SURPLUS
(unaudited)
(in thousands of United States dollars)
Balance, beginning, as previously reported	15,849	-	-	-
Restatement for the fair-value of options granted in prior years
(Note 2)	-	-	15,661	-
Restated balance, beginning of period	15,849	-	15,661	-
Stock-based compensation cost	399	-	621	-
Fair-value of options exercised	(36)	-	(70)	-
Balance, end of period	16,212	-	16,212	-
CONSOLIDATED DEFICIT
(unaudited)
(in thousands of United States dollars)
Balance, beginning of period, as previously reported	(117,534)	(109,751)	(111,006)	(107,448)
Prior year's adjustment to reflect change in accounting
for asset retirement obligations (Note 2)	-	1,924	2,082	1,930
Restatement for stock-based compensation costs (Note 2)	-	-	(15,873)	-
Restated balance, beginning of period	(117,534)	(107,827)	(124,797)	(105,518)
Net earnings (loss)	1,728	(2,127)	9,013	(4,436)
Share and warrants issue expenses	(1,050)	-	(1,072)	-
Balance, end of period	(116,856)	(109,954)	(116,856)	(109,954)

The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR INC.	25

	Second Quarter		First Half
CONSOLIDATED CASH FLOWS	ended June 30,		ended June 30,
(unaudited)	2004	2003	2004	2003
(in thousands of United States dollars)	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss)	1,728	(2,127)	9,013	(4,436)
Non-cash items
Deferred revenue - Delivery of gold on the prepaid forward
(Note 8)	(3,054)	(3,055)	(6,111)	(6,111)
Depreciation, depletion and amortization	12,850	6,974	21,238	13,987
Amortization of deferred stripping costs	1,678	759	3,500	2,327
Accretion expense- asset retirement obligations (Note 2)	66	265	764	513
Deferred gains/losses	(1,543)	1,680	(2,462)	807
Unrealized non-hedge derivative loss (gain) (Note 12)	(82)	248	(4,419)	(1,417)
Stock-based compensation cost	399	-	621	-
Future income tax (recovery) (Note 11)	2,099	-	(1,909)	-
Others	124	121	279	1,245
	14,265	4,865	20,514	6,915
Changes in non-cash working capital items (Note 3a)	(4,684)	(3,173)	(3,157)	(4,722)
Cash flow from operating activities	9,581	1,692	17,357	2,193
INVESTING ACTIVITIES
Short-term investments	8,036	-	66,770	25,208
Investments	(1,039)	(874)	(8,148)	(1,245)
Rosebel project	(4,335)	(21,034)	(20,601)	(36,527)
Other property, plant and equipment	(13,781)	(2,616)	(26,375)	(6,665)
Cash flow from (used in) investing activities	(11,119)	(24,524)	11,646	(19,229)
FINANCING ACTIVITIES
Long-term debt - Borrowings	-	15,000	394	37,440
Long-term debt - Repayments	(69)	(37)	(1,129)	(28,658)
Deferred charges	-	(54)	(23)	(1,683)
Common shares issued net of issue expenses	1,898	188	2,458	12,113
Cash flow from financing activities	1,829	15,097	1,700	19,212
Effect of changes in the exchange rate on cash held in foreign
currency	(2)	(497)	(193)	(703)
Net increase (decrease) in cash and cash equivalents	289	(8,232)	30,510	1,473
Cash and cash equivalents, beginning	58,671	27,300	28,450	17,595
Cash and cash equivalents, end (Note 4)	58,960	19,068	58,960	19,068

The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR INC.	26

CONSOLIDATED BALANCE SHEETS
(unaudited)	June 30, 2004	December 31, 2003
(in thousands of United States dollars)	$	$

ASSETS
Current assets
Cash and short-term investments (Note 4)	58,960	95,220
Receivables	9,034	6,488
Settlements receivable	4,345	2,927
Production inventories	7,449	7,081
Supplies inventory and prepaid expenses	34,665	24,615
Current portion of deferred losses (Note 9)	16,188	-
	130,641	136,331
Investments and deferred charges (Note 5)	16,060	7,065
Deferred losses (Note 9)	1,055	-
Property, plant and equipment	366,074	354,968
Future income tax assets (Note 11)	1,009	-
	514,839	498,364

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	53,403	36,203
Current portion of long-term debt	12,990	16,934
Current portion of deferred revenue	12,222	12,222
Current portion of deferred gains	-	3,852
Fair value of non-hedge derivatives (Note 12)	3,371	7,790
	81,986	77,001
Long-term debt (Note 7)	55,186	47,260
Deferred revenue (Note 8)	6,112	12,223
Deferred gains (Note 9)	-	755
Asset retirement obligations and other (Note 2)	23,251	22,833
Non-controlling interest (Note 6)	2,000	-
	168,535	160,072

SHAREHOLDERS' EQUITY
Common shares, Warrants and Options (Note 10)	449,860	446,948
Contributed surplus	16,212	-
Deficit	(116,856)	(108,924)
Cumulative translation adjustment	(2,912)	268
	346,304	338,292
	514,839	498,364

Commitments and contingencies (Notes 12 and 13)

The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR INC.	27

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements except for the changes in accounting policies mentioned in Note 2. These interim unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect consolidated financial statements and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, contingent liabilities, asset retirement obligations, employee future benefit plans, fair value of hedge derivative and non-hedge derivative instruments and mineral reserves.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Reclassification

Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

2. CHANGES IN ACCOUNTING POLICIES

Stock-based compensation cost

On January 1, 2004, the Company adopted, retroactively, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the award and recognized over the related service period. These amendments require that the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not adopt the fair value method of accounting for its awards granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

The fair value of options granted in 2003 was estimated using the Black-Scholes option-pricing model taking into account an expected life of five years, a semi-annual risk-free interest rate of 4.08% and a volatility of 78%. The weighted average fair value of options granted in 2003 was $0.93. On January 1, 2004, the Company adopted a retroactive application without restating prior periods as follows:

(in thousands of dollars)	($)
Fair-value of options granted from 1995 to 2003 applied to deficit
Fair-value of options exercised from 1995 to 2003 transferred to common shares

CAMBIOR INC.	28
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

2. CHANGES IN ACCOUNTING POLICIES (continued)

Asset retirement obligations

On January 1, 2004, the Company adopted the recommendations of the CICA, Section 3110, "Accounting for Asset Retirement Obligations" that establish standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This section generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost for the restoration of the mining sites upon termination of operations with a corresponding increase to the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset as per the depreciation method established for the related asset and recognizes accretion expense in relation with the discounted liability over the remaining life of the mining properties. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. This differs from the prior practice which involved accruing for the estimated reclamation and restoration obligations through annual charges using the estimated economic life of the related deposits.

This change in accounting policy was applied retroactively and reflected in the consolidated financial statements of 2003 as follows:

		December 31, 2003
Consolidated Balance Sheet:		$
Increase of property, plant and equipment		5,440
Increase of asset retirement obligations		3,358
Increase of shareholders' equity		2,082

	Second Quarter ended	First Half
	June 30, 2003	ended
		June 30, 2003
Consolidated Operations:	$	$
Decrease in mining operations expenses	149	312
Increase in depreciation, depletion and amortization	179	348
Increase in net loss	30	36

The following is a reconciliation of the total liability for asset retirement obligations at December 31, 2003:
		$
Balance at December 31, 2003 as previously reported		16,400
Impact of adoption of CICA Section 3110		3,358
Restated balance at December 31, 2003		19,758

Flow-Through shares

In March 2004, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 146, "Flow-through shares", identifying two issues as a result of varying practice which are the date of recognition of the future tax liability and the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. Cambior's adoption of this pronouncement has resulted in the recognition of a future income tax liability of $900,000 offset by a recognition of a corresponding amount of unrecognized tax losses previously incurred.

CAMBIOR INC.	29
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

2. CHANGES IN ACCOUNTING POLICIES (continued)

Other changes in accounting policies

In January 2003, the CICA issued Accounting Guideline No.15 "Consolidation of Variables Interest Entities" ("AcG-15"), which harmonizes Canadian GAAP with FASB Interpretation No.46, and provides guidance for applying the principles in Section 1590, "Subsidiaries", to certain special purpose entities. This pronouncement did not have any impact on the Company's consolidated financial statements.

In December 2003, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 141, "Revenue Recognition", which provides general interpretive guidance on the application of CICA Handbook Section 3400, "Revenue". The Company currently follows such guidelines.

In November 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. This pronouncement did not have any impact on the Company's consolidated financial statements.

3. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

a) Changes in non-cash working capital items

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2004	2003	2004	2003
(in thousands of dollars)	($)	($)	($)	($)
Receivables	(933)	(1,796)	(2,480)	(1,930)
Settlements receivable	(795)	420	(1,418)	631
Production inventories	738	795	422	(1,735)
Supplies inventory and prepaid expenses	(6,876)	(93)	(9,409)	(2,434)
Accounts payable and accrued liabilities	3,182	(2,499)	9,728	746
	(4,684)	(3,173)	(3,157)	(4,722)

Some changes in non-cash working capital items for the Rosebel project representing a utilization of liquidities of $780,000 for the second quarter of 2004 ($8,455,000 for the first half of 2004) are included in investing activities (source of liquidities of $ 10,871,000 for the first half of 2003). Such are considered as investing activities because they relate to construction of the project or the constitution of working capital prior to beginning of commercial production. Since the beginning of commercial production, changes in non-cash working capital items for Rosebel are presented under operating activities except for the variation of accounts payable related to construction.

CAMBIOR INC.	30
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

3. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

b) Cash flows relating to interest and income and mining taxes

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2004	2003	2004	2003
(in thousands of dollars)	($)	($)	($)	($)
Interest paid	539	233	1,109	458
Income and mining taxes paid	29	66	135	204

4. CASH AND SHORT-TERM INVESTMENTS

	June 30, 2004	December 31, 2003
(in thousands of dollars)	($)	($)
Cash	3,889	5,036
Short-term investments with maturities of less than three months, bearing interest
varying from 0.88% to 2.07% (0.87% to 2.75% in 2003)	55,071	23,414
Cash and cash equivalents	58,960	28,450
Restricted cash bearing interest at rates varying from 0.90% to 1.01%	-	10,000
Short-term investments with maturities of more than three months but less than
six months bearing interest at rates varying from 0.89% to 2.85%	-	56,770
Cash and short-term investments	58,960	95,220

On July 5, 2004, the Company utilized $41,527,000 for the acquisition of Sequoia Minerals Inc.

5. INVESTMENTS AND DEFERRED CHARGES

	June 30, 2004	December 31, 2003
(in thousands of dollars)	($)	($)
Shares of publicly traded companies, at cost(a)	10,106	3,023
Residual proceeds receivable from the sale of El Pachon project of $2,000,000
discounted at 6.125%.	1,857	1,803
Promissory note receivable from a supplier, without interest	2,000	-
	13,963	4,826
Deferred charges	2,097	2,239
	16,060	7,065

(a) The fair value of the shares of publicly-traded companies, based on the last quoted market price was $12,377,000 as at June 30, 2004 ($7,091,000 at December 31, 2003).

CAMBIOR INC.	31
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

6. PROPERTY, PLANT AND EQUIPMENT

Rosebel project

Rosebel mine initiated commercial production on February 11, 2004.

In accordance with the Mineral Agreement, the Company issued to the Government of Suriname following the date of the defined commercial production period, 5% of the participating capital stock of Rosebel Gold Mines N.V., the subsidiary operating the mine, and 2,000,000 non participating shares redeemable at $2,000,000. The Company accounted for a non-controlling interest of $2,000,000 representing the redeemable amount.

Liability for asset retirement obligations

At June 30, 2004, estimated undiscounted amounts of cash flow required to settle the obligations, expected timing of payments and average credit-adjusted risk free rate assumed in measuring the asset retirement obligations are as follows:

	Undiscounted	Expected	Average credit	Inflation
	amounts	timing of	adjusted risk	rate
	required	payments	free rate
(in thousands of dollars)	$
Doyon mine	20,767	2014	7.34%	1.22%
Omai	4,504	2006	6.11%	1.08%
Rosebel	2,000	2013	6.11%	1.20%
Other mines	3,032	2007-2018	6.37%-6.65%	1.11% - 1.44%
	30,303

There were no material assets that were legally restricted for purposes of settling asset retirement obligations at June 30, 2004.

CAMBIOR INC.	32
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

7. LONG-TERM DEBT

	Total	Scheduled payments					Total
	June 30,	2004	2005	2006	2007	2008	Dec. 31,
(in thousands of dollars)	2004	(6 months)					2003
	$	$	$	$	$	$	$
2003 Credit facility(a)	50,000	-	18,000	14,000	14,000	4,000	50,000
Balance of purchase
price - Camp Caiman	9,857	2,171	-	3,900	3,786	-	9,711
Balance of purchase
price - Rosebel	976	-	976	-	-	-	1,952
Other debt - Rosebel	2,305	-	745	784	776	-	1,962
Obligation under
capital leases	488	79	159	159	91	-	569
Accounts payable on hedging -
Long-term portion (b)	4,550	-	4,550	-	-	-	-
Total	68,176	2,250	24,430	18,843	18,653	4,000	64,194
Current portion	12,990						16,934
Long-term portion	55,186						47,260

(a) 2003 Credit Facility

As at June 30, 2004, the effective interest rate was 3.66% (3.68% as at December 31, 2003).

Cambior successfully negotiated an amendment to its 2003 Credit facility with its lenders which has delayed the reimbursement schedule of its $50,000,000 Credit Facility by nine months and extended the revolving credit line by nine months. The new repayment schedule, which begins on March 31, 2005 instead of June 30, 2004, will be as follow:

  2004 - No reimbursement
  2005 - 4 quarterly payments of $4,500,000
  2006 - 4 quarterly payments of $3,500,000
  2007 - 4 quarterly payments of $3,500,000
  2008 - 3 quarterly payments of $1,333,000.

The revolving credit line of $10,000,000 will become due on September 30, 2008 and was unutilized at June 30, 2004.

(b) Accounts payable on hedging - Long-term portion

During the first half of 2004, Cambior repurchased ounces of gold from its gold hedging program to buy back forward position and the impact was accounted as deferred losses payable at the original designation date of the hedge instruments.

CAMBIOR INC.	33
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

7. LONG-TERM DEBT (continued)

Interest
Interests on long-term debt were as follows:
	Second Quarter		First Half
	ended June 30,		ended June 30,

	2004	2003	2004	2003
(in thousands of dollars)	($)	($)	($)	($)

Interest on long-term debt
-Expensed	485	3	780	75
-Capitalized	158	354	392	591
	643	357	1,172	666

8. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

Gold deliveries remaining under the prepaid gold forward sales agreement are as follows:

		(in thousands of dollars)
	Number of ounces	($)
Current portion	51,919	12,222
Long-term portion	25,960	6,112
	77,879	18,334

At June 30, 2004, the estimated fair value of the prepaid gold forward sales agreement was $38,172,000 ($36,762,000 at March 31, 2004 and $41,336,000 at December 31, 2003).

CAMBIOR INC.	34
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

9. DEFERRED GAINS (LOSSES)

Deferred gains (losses) on gold and US dollars are related to hedging transactions as described in the Company's accounting policies of the annual consolidated financial statements. This account also includes non-hedge derivative losses related to call options sold and variable volume forward (VVF) converted into hedging forward instruments.

	June 30, 2004	December 31, 2003
(in thousands of dollars)	($)	($)
Deferred gains (losses) - Gold	(18,984)	1,330
Deferred gains - US dollars	804	1,436
	(18,180)	2,766
Fair value at the date of conversion of non-hedge derivative
instruments converted into hedge derivative instruments	937	1,841
	(17,243)	4,607
Current portion	(16,188)	3,852
Long-term portion	(1,055)	755

Deferred gains (losses) and fair values of derivatives will be recognized in income as follows: losses of $9,383,000 in 2004 and $8,095,000 in 2005 and gains of $235,000 in 2006.

CAMBIOR INC.	35
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

10. COMMON SHARES, WARRANTS AND OPTIONS
	Second Quarter		First Half
	ended June 30, 2004		ended June 30, 2004
	Number of		Number of
	securities	Amount	securities	Amount
(in thousands of dollars)	(000)	($)	(000)	($)
Common shares issued and fully paid:
Balance, beginning of period	241,181	446,682	240,842	445,743
Issued:
Exercise of options(2)	167	281	395	607
Flow-through common shares	571	1,868	682	2,235
Stock-based compensation value of options
exercised from 1995 to 2003		-		212
Stock-based compensation value of options
exercised in 2004		36		70
	738	2,185	1,077	3,124
Balance, end of period	241,919	448,867	241,919	448,867
Common share purchase warrants:
Balance, beginning of period	150	50	150	50
Exercised/Expired	-	-	-	-
Balance, end of period	150	50	150	50
Common share purchase options granted
following the Ariane merger:(1)(2)
Balance, beginning of period	914	1,044	1,012	1,155
Exercised	(88)	(101)	(186)	(212)
Balance, end of period	826	943	826	943
Total Common shares, Warrants and Options		449,860		449,860
(1) Upon the merger agreement with Ariane.
(2) The options were exercised by employees of the Company under the Stock Option Plan for directors and key employees and pursuant to the merger agreement with Ariane.

As July 19, 2004, there were 244,534,000 common shares outstanding. The variation is mainly due to the issuance of 2,241,000 shares in relation with the acquisition of Sequoia (see note 15) and issuance of additional flow-through shares.

CAMBIOR INC.	36
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

10. COMMON SHARES, WARRANTS AND OPTIONS (continued)

Issuance of securities

During the first quarter of 2004, 228,000 common shares were issued following the exercise of stock-options issued under stock options plan for directors and key employees for total proceeds of $215,000. During the second quarter of 2004, 167,000 common shares were issued following the exercise of options for total proceeds of $180,000.

In addition, following a flow-through financing to incur Canadian Exploration Expenses, common shares were issued as follows during the first half of 2004:

Date	Exercise price	Number of	Total proceeds
	($ per share)	common shares	($000)
March 18, 2004	$3.31 (Cdn $4.40)	111,000	367
April 16, 2004	$3.27 (Cdn $4.40)	571,000	1,868
		682,000	2,235

Flow-through common shares

Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

As at June 30, 2004, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was nil in respect of the 2003 issuance and $1,257,000 for the issuance of 2004.

The Company issued on July 12, 2004, an additional 305,000 common shares with respect to a flow-through financing at a price of $3.49 (Cdn $4.60) each for total proceeds of $ 1,064,000 (Cdn $ 1,403,000).

Warrants

As of June 30, 2004, the outstanding number of warrants exercisable into common shares was as follows:

			Number	Number
		Exercise price	issued	exercisable
Date of issue	Expiry date	($ per share)	(000)	(000)
January 12, 2001	December 31, 2005	Cdn $0.56	1,300	150
August 12, 2003	August 12, 2008	Cdn $3.75	20,000	20,000
				20,150

CAMBIOR INC.	37
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

10. COMMON SHARES, WARRANTS AND OPTIONS (continued)

Earnings per share

The following number of equity instruments was not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the second quarter of 2004.

Number of instruments
(in thousands)	June 30, 2004
Options	1,352
Warrants	20,000
21,352

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:

	Second Quarter		First Half
Number of instruments	ended June 30,		ended June 30,
(in thousands)	2004	2003	2004	2003
Basic weighted average number of common
shares outstanding	241,775	170,866	241,367	167,546
Effect of dilutive stock options	2,934	-	2,857	-
Effect of dilutive warrants	127	-	127	-
Diluted weighted average number of common
shares outstanding	244,836	170,866	244,351	167,546

Accounting for compensations plans

The Board of Directors has approved, on May 12, 2004, the granting of 1,670,000 options at a price of Cdn $3.27 each in accordance with the terms of the stock-options plan for directors and key employees. The Company measures compensation costs related to awards of stock options using the fair value of options granted using the Black-Scholes option-pricing model taking into account an expected life of five years, a semi-annual risk-free interest rate of 3.95% (4.08% in 2003) and a volatility of 75% (78% in 2003) and a dividend nil. A stock-based compensation cost is recognized over the vested period. The weighted average fair value of options granted in 2004 was $1.44 ($0.93 in 2003). The stock-based compensation cost was $399,000 for the second quarter of 2004 ($621,000 for the first half of 2004).

CAMBIOR INC.	38
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

11. INCOME AND MINING TAXES

In conjunction with the commencement of production at Rosebel in February 2004, the Company recognized, during the first quarter of 2004, the value of the future income tax assets related to the excess tax values over accounting values of Rosebel assets and of accumulated tax losses, calculated at a rate of 36%, for an amount of $4,008,000. Such future income tax assets had been the subject of a valuation allowance in prior years. The Company estimated that it is more likely than not that such future income tax assets related to Rosebel will be realized. During the second quarter of 2004, an amount of $2,099,000 was realized which reduced the future income tax assets to a value of $1,009,000.

The Company recognized a recovery of future income and mining taxes for previously incurred losses as a result of the issuance of flow-through shares as per the new guidelines issued by the CICA Emerging Issues Committee.

As a result of other higher asset values for tax purposes than accounting values and other accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations and capital taxes in Canada. The Company records a valuation allowance against any portion of these future income tax assets that it believes will, more likely than not, fail to be realized. Some of these allowances may be utilized as part of the Sequoia Minerals Inc. acquisition.

The provision for income taxes is made up of the following components:

	Second Quarter		First Half
	ended June 30,		ended June 30,
(in thousands of dollars)	2004	2003	2004	2003
	$	$	$	$
Current Federal income taxes - tax on large
corporations in Canada	28	(661)	109	(569)
Future income tax recovery resulting from
recognition of Rosebel tax assets	-	-	(4,008)	-
Realisation of future income tax accounted
previously	2,999	-	2,999	-
Recovery of income and mining taxes related to
the issuance of flow-through shares	(900)	-	(900)	-
	2,127	(661)	(1,800)	(569)

CAMBIOR INC.	39
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

12. REVENUE PROTECTION PROGRAM

a) Gold sales, deliveries and purchase commitments

The Company's gold sales, deliveries and purchase commitments, as at June 30, 2004, are as follows(1) :

		2004	2005	2006	2007	Total
		(6 months)
Forwards(3)
Quantity	(000 oz)	-	9	130	56	195
Average price	($/oz)	-	336	326	350	334
Prepaid gold forwards (Note 8)
Quantity	(000 oz)	26	52	-	-	78
Average price	($/oz)	235	235	-	-	235
Minimum delivery obligations
Quantity	(000 oz)	26	61	130	56	273
Average price	($/oz)	235	251	326	350	306
Call options sold(2) (3)
Quantity	(000 oz)	57	-	-	-	57
Average price	($/oz)	300	-	-	-	300
Total delivery commitments
Quantity	(000 oz)	83	61	130	56	330
Average price	($/oz)	280	251	326	350	305
Gold Purchase
Quantity	(000 oz)	(113)	-	-	-	(113)
Average price	($/oz)	391	-	-	-	391
Total ounces	(000 oz)	(30)	61	130	56	217

  The designation dates for accounting purposes differ from commitment dates.

  The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

  Certain call options sold and forward positions, totalling 335,000 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

At June 30, 2004, the estimated fair value of Cambior's gold forward sales, delivery and purchase commitments, excluding the prepaid gold forward, calculated at a spot price of $396 per ounce ($417 per ounce at December 31, 2003), is as follows:

	June 30, 2004	December 31, 2003
(in thousands of dollars)	($)	($)
Forwards	(16,080)	(59,676)
Non-hedge derivatives	(3,371)	(7,790)
	(19,451)	(67,466)

CAMBIOR INC.	40
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

12. REVENUE PROTECTION PROGRAM (continued)

a) Gold sales, deliveries and purchase commitments (continued)

The non-hedge derivative gain was as follows:

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2004	2003	2004	2003
Variation of the fair value of the non-hedge derivative
instrument during the period	82	(248)	4,419	1,417
Gains resulting from lease rate swap contracts	-	1,116	-	1,116
Loss arising from the exercise of call options sold and
gold purchase commitments	(2,039)	-	(3,805)	-
Non-hedge derivative gain (loss)	(1,957)	868	614	2,533

b) Foreign exchange contracts

As at June 30, 2004, the Company had commitments through foreign exchange forward contracts, to deliver US $70,000,000 and obtain in exchange Canadian dollars at an average rate of Cdn $1.3621 in 2004. As at June 30, 2004, the fair value gain of the foreign exchange contracts was $1,420,000. This amount was not accounted for in the consolidated statement of operations as the Company's commitments to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments. Some US $42,000,000 worth of contracts were utilized in the acquisition of the Sequoia Minerals Inc. in July 2004.

The Company is exposed to currency risks as a result of revenues derived from its Canadian operations.

CAMBIOR INC.	41
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

13. CONTINGENCIES

Claims

Omai

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

Cambior and OGML consider this action as unfounded and frivolous and OGML is contesting it vigorously.

Others

The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company's financial condition.

CAMBIOR INC.	42
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

14. SEGMENTED INFORMATION

The Company operates five gold mining divisions: Omai, located in Guyana; Doyon, which includes the Mouska mine; Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada, and Rosebel, located in Suriname (since February 2004). The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting services are grouped with Niobec. The Camp Caiman property was acquired in November 2003 and is an advanced exploration project.

							Corporate
			Sleeping		Niobec	Camp	and
	Omai	Doyon	Giant	Rosebel	and others	Caiman	projects	Total
(in thousands of dollars)	($)	($)	($)	($)	($)	($)	($)	($)

Second Quarter ended June 30, 2004
Revenues - Mining operations	21,941	14,326	3,063	30,716	8,111	-	-	78,157
Financial expenses	82	(85)	28	2,628	-	(16)	(1,792)	845
Depreciation, depletion and amortization	2,493	3,813	539	5,698	249	-	58	12,850
Earnings (Loss)	2,419	(3,744)	90	8,146	1,662	(254)	(1,904)	6,415
Capital expenditures and investments	1,130	5,414	687	8,453	335	1,557	1,579	19,155

Second Quarter ended June 30, 2003
Revenues - Mining operations	18,410	17,368	2,312	-	5,171	-	47	43,308
Financial expenses	443	16	(2)	-	-	-	(436)	21
Depreciation, depletion and amortization	2,103	4,245	349	-	210	-	67	6,974
Earnings (Loss)	18	(1,758)	(185)	(34)	1,081	-	(2,704)	(3,582)
Capital expenditures and investments	(2,421)	2,641	1,331	21,034	678	-	1,261	24,524

First Half ended June 30, 2004
Revenues - Mining operations	48,613	31,618	6,076	36,291	15,202	-	-	137,800
Financial expenses	219	(85)	26	3,992	-	1	(2,717)	1,436
Depreciation, depletion and amortization	5,307	7,586	1,108	6,632	490	-	115	21,238
Earnings (Loss)	8,281	(6,663)	(71)	8,681	2,661	(355)	(4,851)	7,683
Capital expenditures and investments	1,781	9,862	1,514	27,746	491	3,627	10,103	55,124
Property, plant and equipment	23,542	101,410	8,739	137,762	17,101	54,060	23,460	366,074
Assets	63,161	108,188	9,833	157,751	29,016	54,537	92,353	514,839

First Half ended June 30, 2003
Revenues - Mining operations	38,979	33,587	4,290	-	10,325	-	110	87,291
Financial expenses	925	16	(2)	-	-	-	616	1,555
Depreciation, depletion and amortization	4,856	7,808	731	-	399	-	193	13,987
Earnings (Loss)	(1,369)	(3,269)	(21)	(66)	2,329	-	(6,723)	(9,119)
Capital expenditures and investments	(1,866)	4,518	1,968	36,527	1,256	-	2,034	44,437
Property, plant and equipment	39,236	96,327	6,762	78,305	16,278	-	19,101	256,009
Assets	55,309	101,558	7,625	80,418	25,784	-	48,465	319,159

CAMBIOR INC.	43
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

14. SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating segment earnings (loss) to net earnings (loss) is as follows:

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2004	2003	2004	2003
(in thousands of dollars)	($)	($)	($)	($)
Segment earnings (loss)	8,319	(878)	12,534	(2,396)
Corporate and projects (loss)	(1,904)	(2,704)	(4,851)	(6,723)
	6,415	(3,582)	7,683	(9,119)
Investment and other income	172	42	457	1,344
Gain (Loss) on foreign exchange	(376)	(116)	(920)	237
Stock-based compensation cost	(399)	-	(621)	-
Non-hedge derivative gain (loss)	(1,957)	868	614	2,533
Income and mining taxes	(2,127)	661	1,800	569
Net earnings (loss)	1,728	(2,127)	9,013	(4,436)

15. SUBSEQUENT EVENT

Acquisition of Sequoia Minerals Inc.

On July 2, 2004, Cambior acquired Sequoia Minerals Inc. ("Sequoia"), thereby consolidating the ownership of the Niobec mine. Sequoia held a 50% interest in the Niobec mine and was the mine's operator. Cambior purchased the mine for $41.5 million (Cdn $55.9 million) in cash and issued 2.2 million of its shares valued at $6.3 million ($Cdn $8.5 million).

The merger transaction closed on July 2, 2004 and will be reflected in the Company's consolidated financial statements of the third quarter of 2004.

CAMBIOR INC.	44
NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) - continued

15. SUBSEQUENT EVENT (continued)

Acquisition of Sequoia Minerals Inc. (continued)

The transaction with Sequoia will be accounted as a business combination using the purchase method of accounting. The activities of Sequoia will be accounted for in the results of Cambior starting July 2, 2004. The preliminary value of the net assets acquired on July 2, 2004 will be established as follows:

(In thousands of dollars)	($)

Assets acquired
Net working capital other than cash	8,946
Investments	157
Property, plant and equipment	51,064
Income tax credit receivable	163
Future income tax assets	5,000
65,330
Consideration
Cash	41,527
Assumption of bank debt	1,426
Assumption of long-term debt (1)	13,916
Assumption of debentures	1,039
Asset retirement obligations	620
Accrued benefit liabilities	500
Issuance of Cambior shares	6,292
Fair value of Sequoia common share purchase options converted into Cambior options	10
65,330
(1) Cambior intends to reimburse the bank by year end.

16. ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

Cdn $/US $		2004	2003
June 30	(Closing)	1.3338	1.3475
March 31	(Closing)	1.3113	1.4678
December 31	(Closing)	-	1.2965
First Quarter	(Average)	1.3179	1.5102
Second Quarter	(Average)	1.3592	1.3984
First Half	(Average)	1.3384	1.4543